Exhibit 99.1

PRESS RELEASE

MeaTech Schedules First Half 2021 Results Release & Conference Call
on Monday, August 16, 2021

MeaTech’s investor conference call to start at 9am ET

Ness Ziona, Israel August 4, 2021 - MeaTech 3D Ltd. (Nasdaq: MITC) announced that it would be releasing its financial results for the first half of 2021 on Monday, August 16, 2021.

The Company will host a conference call on the same day, starting at 9:00 am ET.

Management will host the call and will be available to answer questions after providing a business update and presenting the results. To participate, please call one of the following telephone numbers a few minutes before the start of the call:

US:	1-866-860-9642	at 9:00 am Eastern Time
Israel:	03-918-0609	at 4:00 pm Israel Time
International:	+972-3-918-0609

A live webcast of the conference call can also be accessed on the MeaTech website at https://meatech3d.com/investors/

About the MeaTech Group

The MeaTech Group (MeaTech 3D and subsidiaries) is an international company at the forefront of the cultivated meat revolution, listed on the Nasdaq as MITC. The company initiated activities in 2019 and is headquartered in Ness Ziona, Israel, with a subsidiary in Antwerp, Belgium.

MeaTech is developing a suite of advanced manufacturing technologies to produce alternative protein products. These technologies are focused on producing cell-based beef, chicken and pork, and enhancing plant-based foods with real meat, with a particular focus on the development of high-throughput bioprinting systems to produce premium, center-of-plate meat products, such as steak.

MeaTech aims to develop the technology to produce end-products, as well as licensing its technologies to customers along the meat and alternative protein supply chain, such as value-added food processors and premier food brands.

The company believes that cultivated meat technologies hold significant potential to improve meat production, simplify the meat supply chain, and offer consumers a range of new product offerings.

For more information, please visit https://meatech3d.com/.

For more information, please contact:

MeaTech Press Contact	MeaTech Investor Contacts

Alan Ryan Rainier Communications alanryan@rainierco.com	Joseph Green Edison Group jgreen@edisongroup.com Tel: 646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: 617-418-3096